Exhibit 99


Contact:
        Dror Israel, CFO
        LanOptics Ltd.  Israel
        ++972-4-959 6666
        E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

         LANOPTICS ANNOUNCES 2002 FOURTH QUARTER AND YEAR END RESULTS

       LanOptics also reports adjusted third quarter results, following implementation of "purchase method" accounting for the previously announced APAX transaction


         Yokneam, Israel, March 21, 2003 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the fourth quarter and year ended December 31, 2002.

         For the twelve months ended December 31, 2002, LanOptics reported revenues of US$ 465,000, compared with US$ 0 for the same period last year. All 2002 revenues were attributable to LanOptics' subsidiary, EZchip Technologies. In prior years, substantially all revenues were attributable to LanOptics' legacy networking equipment operations, which are now classified as "discontinued operations" for 2001 and 2002. Operating loss for the year ended December 31, 2002 amounted to US$ 15,874,000, including a one time write-off, in the amount of US$ 4,656,000, related to "in process R&D", arising as a result of the Apax transaction, versus US$ 9,765,000 in the same period last year. Net loss from continuing operations for the year ended December 31, 2002 was US$ 6,728,000, a loss of US$ 0.87 per share, compared to net loss from continuing operations of US$ 443,000, or US$ 0.06 per share, for the year ended December 31, 2001. Net loss for the year ended December 31, 2002 was US$ 6,677,000, or US$ 0.86 per share, compared to year-earlier income of US$ 350,000, or US$ 0.05 per share.

         For the three months ended December 31, 2002, LanOptics reported revenues of US$ 237,000 versus US$ 0 in the fourth quarter of 2001. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,950,000, versus US$ 2,768,000 in the fourth quarter of 2001. Net loss from continuing operations for the fourth quarter was US$ 833,000, a loss of US$ 0.10 per share, compared to net loss from continuing operations of US$ 207,000, or US$ 0.02 per share, for the same period last year. Net loss for the fourth quarter was US$ 831,000, or US$
0.10 per share, compared to year-earlier income for the comparable period of US$ 410,000, or US$ 0.06 per share.

         Revenues from LanOptics' legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for 2001 and 2002 have been reclassified as "discontinued operations". The reclassification does not result in any changes to net assets or net income (loss) for the reported periods.

         As previously announced, on July 15, 2002 LanOptics entered into an agreement with Apax Partners and certain affiliated entities to allow LanOptics to increase its shareholdings in its EZchip Technologies subsidiary. On August 19, 2002, in accordance with the agreement, LanOptics issued 1,153,508 new ordinary shares to Apax Partners and such affiliates, in exchange for all of the preferred shares of EZchip Technologies held by them. As a result, LanOptics increased its equity interest in EZchip Technologies from 57% to approximately 66% of the outstanding share capital of EZchip Technologies. The transaction was accounted for on its consummation as a reorganization of the ownership structure at carrying values, which LanOptics' management believed to be the most appropriate reflection of the economic substance of the transaction. Following routine examination of LanOptics' public filings by the Securities and Exchange Commission, LanOptics determined to change the accounting treatment for the Apax transaction to the "purchase method". As a result, and based on a valuation study prepared by an independent valuation expert, a one time non-cash "in process R&D" expense, in the amount of US$ 4,656,000, was recorded in the 2002 third quarter results. In addition, Technology, in the amount of US$ 1,425,000, and Goodwill, in the amount of US$ 1,635,000, have been recorded in the balance sheet and are amortized over five and ten years, respectively. Taking into account the above adjustments, operating loss for the third quarter amounted to US$ 7,554,000, compared to the previously reported US$ 2,859,000. Net loss for the third quarter was US$ 5,359,000, or US$ 0.68 per share, as compared to the previously reported US$ 648,000, or US$ 0.08 per share.

         The consolidated financial statements of LanOptics conform to accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main difference relates to the accounting for Preferred Shares of a subsidiary. As a result, the net loss for the year ended December 31, 2002, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 15,125,000 and US$ 10,531,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 6,677,000 and US $ 7,801,000, respectively.

         "We are very pleased with what we have accomplished during 2002," said Dr. Meir Burstin, Chairman of the Board. "We are particularly encouraged by EZchip's growing design-win related revenues, which, although not significant in dollar value, show an increasing customer base. Large customers are now designing their EZchip NP-1 based systems, which we hope will translate into meaningful revenues for LanOptics once these are in production. We are also looking to successfully complete the first tranche of EZchip's Series C funding of $13.5 million (out of a total of up to $24.5 million), with $9.3 million already received, and Nokia Venture Partners' investment of an additional $4.2 million expected upon receipt of LanOptics' shareholders' approval," continued Dr. Burstin.

         LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing 10 Gigabit network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

       For more information on EZchip, visit the web site at http://www.ezchip.com.
       For more information on LanOptics, visit the web site at http://www.lanoptics.com.


         "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.


                            -- Tables to Follow --

                                LanOptics Ltd.
                       Consolidated Statement of Income
                      (U.S. Dollars in thousands, except
                              per share amounts)


                                                               Three Months Ended           Twelve Months Ended
                                                                  December 31                  December 31
                                                             ----------------------       ----------------------

                                                                   2002         2001          2002          2001

Sales                                                              237          --             465          --
Cost of Sales                                                       76          --             164          --
Amortization of Developed Technology                                71          --             107          --
                                                            ----------    ----------    ----------    ----------
Gross Profit                                                        90                         194

Research & Development Cost                                      2,022         2,038        12,808         7,434
Selling, General & Administration, Net                           1,018           730         3,260         2,332
                                                            ----------    ----------    ----------    ----------
Operating Loss                                                  (2,950)       (2,768)      (15,874)       (9,765)

Other Income                                                      --               4          --             814
Financial Income, Net                                               36           279           658         1,427
                                                            ----------    ----------    ----------    ----------

Loss before Minority Interest                                   (2,914)       (2,485)      (15,216)       (7,525)

Minority Interest in Loss of Subsidiaries                        2,081         2,278         8,488         7,082

                                                            ----------    ----------    ----------    ----------
Net Loss from Continuing Operations                               (833)         (207)       (6,728)         (443)
Income from Discontinued Operation                                   2           617            51           793

                                                            ----------    ----------    ----------    ----------
Net Profit/(Loss)                                                 (831)          410        (6,677)          350
                                                            ==========    ==========    ==========    ==========

Basic and Diluted Net Earnings/(Losses) per Share
(U.S. Dollars)
From Continuing Operations                                       (0.10)        (0.02)        (0.87)        (0.06)
From Discontinuing Operations                                     --            0.08          0.01          0.11
                                                            -----------   ----------    -----------   ----------
Basic and Diluted Net Earnings/(Losses) per Share                (0.10)         0.06         (0.86)         0.05

Weighted average number of shares used in computing basic
and diluted net earnings/(losses) per share                  8,503,535     7,350,027     7,782,593     7,350,027
                                                            ----------    ----------    ----------    ----------


                                   - more -

                                LanOptics Ltd.
                          Consolidated Balance Sheet
                          (U.S. Dollars in thousands)


                                                     December 31,  December 31,
                                                         2002         2001

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities            10,680     20,471
Trade Receivable                                             362       --
Other Receivables                                            532        296
Inventories                                                  377       --
                                                         -------    -------
Total Current Assets                                      11,951     20,767

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net                777      1,325
Severance Pay Fund                                           939        686
                                                         -------    -------
Total Long-term Investments                                1,716      2,011

PROPERTY & EQUIPMENT, NET                                  1,021      1,281

OTHER ASSETS, NET:
Technology, Net                                            1,318       --
Goodwill, Net                                              1,574       --
                                                         -------    -------
Total Other Assets                                         2,892

TOTAL ASSETS ATRIBUTED TO DISCONTINUED OPERATIONS           --          161
                                                         -------    -------
TOTAL ASSETS                                              17,580     24,220
                                                         =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                               506        323
Other Payables and Accrued Expenses                        2,296      1,420
                                                         -------    -------
Total Current Liabilities                                  2,802      1,743

Accrued Severance Pay                                      1,196        990

TOTAL LIABILITIES ATRIBUTED TO DISCONTINUED OPERATIONS       214        669

PREFERRED SHARES IN A SUBSIDIARY                           5,567     15,295

SHAREHOLDERS' EQUITY:
Share Capital                                                 60         56
Additional Paid-in Capital                                33,743     24,792
Accumulated Deficit                                      (26,002)   (19,325)
                                                         -------    -------
Total Shareholders' Equity                                 7,801      5,523
                                                         -------    -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                17,580     24,220
                                                         =======    =======


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